Exhibit 2.1

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (the “Agreement”) dated July 1, 2008 is by and between Chesapeake Louisiana, L.P., an Oklahoma limited partnership (“Chesapeake”) with an address of 6100 North Western, Post Office Box 18496, Oklahoma City, OK 73154-0496, and Plains Exploration & Production Company, a Delaware corporation, and its wholly owned subsidiaries, PXP Louisiana L.L.C., a Delaware limited liability company and PXP Louisiana Operations LLC, a Delaware limited liability company (collectively, “PXP”) with an address of 700 Milam, Suite 3100, Houston, TX 77002. Chesapeake and PXP shall be referred to herein, individually, as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, Chesapeake owns oil and gas leasehold interests in the Contract Area (as hereinafter defined); and

WHEREAS, PXP desires to acquire twenty percent (20%) of the Chesapeake Group’s (as hereinafter defined) right, title and interest in and to the Properties (as defined below); and

WHEREAS, the Parties desire to enter into this Agreement to govern certain of their respective rights and obligations with respect to exploration and development of the Contract Area.

NOW THEREFORE, for and in consideration of the sum of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, together with the mutual covenants, conditions and obligations contained herein, the Parties hereby agree as follows:

Section 1. Definitions and Exhibits

Capitalized terms used throughout this Agreement and not defined in this Section 1 below shall have the meaning ascribed to them elsewhere in this Agreement or in the Exhibits attached hereto and the following terms will have the meanings ascribed to them below:

1.1 “AFE” shall mean an authority for expenditure for a Well to be drilled on the Leases, the AMI Leases or on lands pooled therewith, issued pursuant to the terms of this Agreement and the JOA.

1.2 “Affiliates” shall mean any entity controlled by, or under common control with, any Party. For purposes of this Agreement, “control” shall mean the ability to direct or manage the business or activities of an entity and/or the ownership of more than fifty percent (50%) of the stock, equity, partnership or membership interests in an entity.

1.3 “AMI” shall have the meaning given such term in the Participation Agreement.

1.4 “AMI Lease” shall have the meaning for such term set forth in the Participation Agreement.

1.5 “CA” shall have the meaning given in Section 14.2.

1.6 “Chesapeake Group” shall mean Chesapeake Energy Corporation, Chesapeake Louisiana, L.P., and any of their Affiliates.

1.7 “Chesapeake’s Knowledge” shall mean the actual knowledge, after due inquiry, of any officer or employee of the Chesapeake Group listed on Schedule 1.6.

1.8 “Closing Payments” shall collectively mean the Initial Closing Payment, the Interim Closing Payments and the Final Closing Payment.

1.9 “Consent Leases” shall mean any Lease for which a consent to assignment must be obtained from a third party, other than Customary Post-Closing Consents, in connection with a PXP Assignment.

1.10 “Contract Area” shall mean the AMI as shown on the map in Exhibit “A”.

1.11 “Contracts, Agreements and Easements” shall mean all contracts, agreements and easements associated with the development of the Leases, including but not limited to those described on Exhibit “H”.

1.12 “Customary Post-Closing Consents” shall mean the consents and approvals from any Governmental Authority for the assignment of the Properties to PXP that are customarily obtained after the assignment of properties similar to the Leases.

1.13 “Effective Date” shall mean June 30, 2008.

1.14 “Excluded Formations” shall mean all rights, title and interest as to all intervals, formations, strata and depths between the surface of the Earth down to the subsurface depth which is the stratagraphic equivalent of the base of the Cotton Valley formation as correlative to depth of 10,055’ on the electrical log of the Chesapeake-SRLT 29 No. 1 well located in Section 29, Township 16 North, Range 15 West, Caddo Parish, Louisiana.

1.15 “Excluded Wells” shall refer to all wells within the Contract Area which (i.) are drilled to the Excluded Formations, or (ii.) have been spud on a Lease, or lands pooled therewith, as of the date of this Agreement, and which have an objective depth of, or are producing from, a depth below the Excluded Formations including, without limitation, the wells listed on Exhibit “J,” and in either case, in which the Chesapeake Group has an interest.

1.16 “Final Closing” shall have the meaning given in Section 2.2.

1.17 “Final Closing Payment” shall have the meaning given in Section 2.3.

1.18 “Governmental Authority” shall mean any federal, state, local, municipal, tribal or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, belief, regulatory or taxing authority or power; and any court or governmental tribunal, including any tribal authority having or asserting jurisdiction.

1.19 “Haynesville Shale” shall mean that certain formation in the stratagraphic equivalent of the depths from 11,230’ to 11,495’ on the electrical log of the Chesapeake-SRLT 29 No. 1 well located in Section 29, Township 16 North, Range 15 West, Caddo Parish, Louisiana.

1.20 “Initial Closing” shall mean the date upon which the PXP Assignments for the Initial Closing are delivered in accordance with Section 2, which in no event shall be later than July 7, 2008.

1.21 “Initial Closing Payment” shall mean the sum of One Billion Three Hundred and Seventy Five Million Dollars ($1,375,000,000.00).

1.22 “Interim Closing Payment(s)” shall mean an amount by which (a.) the sum of the Net Acres delivered in PXP Assignments at the Initial Closing and the Interim Closings multiplied by Fifteen Thousand Dollars ($15,000) exceeds (b.) the sum of the Initial Closing Payment plus any prior Interim Closing Payments.

1.23 “Interim Closing(s)” shall mean beginning on August 14, 2008, and continuing until the Final Closing, those times in which Chesapeake delivers PXP Assignments and PXP delivers Interim Closing Payments.

1.24 “JOA” shall mean an operating agreement, in substantially the same form as Exhibit “D”, to be executed by the Parties, which in conjunction with this Agreement, shall govern all operations on the Leases or on the AMI Leases.

1.25 “Leasehold Addition(s)” shall have the meaning given in Section 4.5.

1.26 “Leasehold Defects” shall have the meaning given in Section 4.3.

1.27 “Leases” shall mean the oil, gas and mineral leases, or rights to earn same, within the Contract Area owned in whole or in part, directly or indirectly, or under a written contract for acquisition as of the Effective Date, by the Chesapeake Group including but not limited to those described on Exhibits “B-1” and “B-2” and including, without limitation, a leasehold interest in any Mineral Interests owned by the Chesapeake Group as of the date of the Effective Date (such Leases on the Chesapeake Group’s Mineral Interests to include a seventy-five percent (75%) Net Revenue Interest), SAVE AND EXCEPT, and expressly RESERVING AND EXCEPTING unto Chesapeake, however, the ORRI, the well bores of the Excluded Wells and all of the Excluded Formations.

1.28 “Losses” shall mean all damages, losses, liabilities, obligations, payments, amounts paid in settlement, fines, penalties, costs (including reasonable fees and expenses of attorneys, accountants and other professional advisors, as well as of expert witnesses, and other costs of investigation, preparation and litigation in connection with any pleading, claim, demand or other action) of any kind or nature whatsoever, whether known or unknown, contingent or vested, or matured or unmatured.

1.29 “Material Adverse Effect” shall mean any event, occurrence or circumstance which results in a material adverse effect on the ownership, operations, condition (financial or otherwise), prospects, or value of the Leases taken as a whole, or a material adverse effect on the ability of Chesapeake to consummate the transactions contemplated by this Agreement; provided, however, that none of the following shall be deemed to constitute a Material Adverse Effect: (i) any effect resulting from entering into this Agreement or the announcement of the transactions contemplated by this Agreement; (ii) any effect resulting from changes in general market, economic, financial or political conditions in the area in which the Leases are located or the United States, (iii) any effect resulting from a change in laws or in accounting rules from and after the date of this Agreement; or (iv) any changes in the prices of hydrocarbons or conditions affecting the oil and gas industry generally.

1.30 “Mineral Interests” shall mean mineral interests, royalty interests, or the contractual right or option to earn any of the aforementioned, owned in whole or in part, directly or indirectly, as of the Effective Date, by the Chesapeake Group with regard to lands located within the Contract Area.

1.31 “Net Acre(s)” shall mean the total amount of acreage covered by a Lease multiplied by the undivided interest of the lessor of such Lease in the minerals as to such acreage multiplied by Chesapeake’s working interest in such Lease multiplied by twenty percent (20%).

1.32 “Net Revenue Interest” or “NRI” means the percentage interest in proportion to the Working Interest in and to all production of hydrocarbons produced and saved or sold from a leasehold interest after giving effect to all valid lessors’ royalties, overriding royalties and/or other non-expense bearing burdens against production.

1.33 “ORRI” means the overriding royalty interest reserved by or conveyed to Chesapeake in each Lease with a Net Revenue Interest in excess of seventy-five percent (75%) equal to the positive difference determined by subtracting the aggregate of all existing lease burdens, including landowner’s royalty and existing overriding royalty burdens, from twenty-five percent (25%). In those Leases where Chesapeake owns less than a seventy-five percent (75%) Net Revenue Interest no ORRI will be reserved or conveyed.

1.34 “Participation Agreement” means that certain Participation Agreement to be entered into between Chesapeake and PXP at the Initial Closing in the form attached hereto as Exhibit “K”.

1.35 “Pending Assignments” shall have the meaning given in Section 2.2.

1.36 “Pending Litigation” shall mean the matters set forth in Schedule 5.2 (c).

1.37 “Preferential Right Leases” shall mean any Lease in which a third party holds a preferential purchase right, right of first refusal or similar option to acquire an interest in a Lease based solely on the consummation of the transactions under this Agreement and the Participation Agreement.

1.38 “Property” or “Properties” shall have the meaning given in Section 2.1.

1.39 “Properties Information” shall have the meaning given in Section 4.1.

1.40 “PXP Assignments” shall have the meaning given in Section 2.1.

1.41 “Substitute Acreage” shall mean Leases covering lands within the Contract Area as to which PXP and Chesapeake mutually agree (i.) no Leasehold Defect exists, and (ii.) contain equivalent terms and equivalent Net Acres for Leases where Leasehold Defects have been identified by PXP and agreed to by Chesapeake.

1.42 “Tax Deferred Exchange” shall have the meaning given in Section 21.

1.43 “Tax Exchange Electing Party” shall have the meaning given in Section 21.

1.44 “Transfer” shall have the meaning given in Section 8.

1.45 “Well” shall mean any well, other than an Excluded Well, spud after the Effective Date of this Agreement on a Lease, or lands pooled therewith, to explore for, develop or produce, liquid or gaseous hydrocarbons, and covered by the terms of a JOA.

1.46 “Working Interest” or “WI” means the percentage interest in the full and entire leasehold estate in any property and all rights and obligations of every kind and character pertinent thereto or arising therefrom, without regard to any valid lessor royalties, overriding royalties and/or other burdens against production insofar as said interest in said leasehold is burdened with the obligation to bear and pay the cost of exploration, development and operation.

The following Exhibits and Schedules are attached hereto and made a part of this Agreement:

Exhibit “A”	Contract Area

Exhibit “B-1”	Initial Closing Leases

Exhibit “B-2”	Certain Additional Leases Known as of the Effective Date

Exhibit “C”	Form of PXP Assignment

Exhibit “D”	Form of JOA

Exhibit “E”	Outstanding Liens

Exhibit “F”	Reversionary Rights

Exhibit “G”	Existing Chesapeake Areas of Mutual Interest

Exhibit “H”	Contracts, Agreements and Easements

Exhibit “I”	AFEs

Exhibit “J”	Excluded Wells

Exhibit “K”	Form of Participation Agreement

Schedule 1.6	Individuals with Chesapeake Knowledge

Schedule 5.2 (c)	Pending Litigation

Section 2. Assignments; Initial and Final Closing

2.1 Subject to the terms and conditions of this Agreement and in consideration of the Closing Payments and the obligations undertaken in the Participation Agreement, PXP shall purchase and Chesapeake shall sell as of the Effective Date, the following described properties (singularly, a “Property” or collectively, the “Properties”):

(a.)	twenty percent (20%) of the Chesapeake Group’s right, title and interest in and to the Leases in the Contract Area owned in whole or in part, directly or indirectly, or under a written contract for acquisition as of the Effective Date, and

(b.)	twenty percent (20%) of the Chesapeake Group’s right, title and interest in and to the Contracts, Agreements and Easements.

The Properties shall not include the Excluded Wells nor any production obtained from the Excluded Wells, subject to PXP’s rights under the applicable JOA to participate in any proposal to deepen or sidetrack an Excluded Well into a depth below the Excluded Formations and which depth was not the objective depth specified in the original authority for expenditure for such Excluded Well. Chesapeake shall execute and deliver assignments of the Properties to PXP in accordance with the following provisions of this Section 2 (“PXP Assignments”). As of the Effective Date, PXP shall assume PXP’s undivided 20% of all obligations and liabilities with respect to the Properties. Except as provided in Sections 4, the PXP Assignments shall be without warranty of title, except as to those claiming by, through or under the Chesapeake Group.

2.2 Prior to the Initial Closing, Chesapeake will execute Leases on the Chesapeake Mineral Interests. At the Initial Closing, Chesapeake and PXP shall execute the Participation Agreement, and the PXP Assignments covering the Properties described on Exhibit “B-1”. Chesapeake will periodically cause the execution of any PXP Assignments for the remaining Properties intentionally or inadvertently not assigned at the Initial Closing including but not limited to the Leases described on Exhibit “B-2” (the “Pending Assignments”), the Consent Leases, and the Preferential Right Leases at Interim Closings; provided, however that all PXP Assignments covering the Properties shall be delivered on or before October 30, 2008 (the “Final Closing”).

2.3 At the Initial Closing, PXP shall pay to Chesapeake in cash the Initial Closing Payment. At each Interim Closing, PXP shall pay to Chesapeake in cash an Interim Closing Payment. At the Final Closing, PXP shall pay to Chesapeake a cash sum representing Fifteen Thousand Dollars ($15,000) per Net Acre covered by the Leases included in the PXP Assignments delivered at the Initial Closing, the Interim Closings and at the Final Closing, plus an amount equal to Fifteen Thousand Dollars ($15,000) per Net Acre covered by the Leases in effect as of the Effective Date that expired thereafter without a PXP Assignment being made with respect thereto, minus the amount of the Initial Closing Payment and the Interim Closing Payments (“Final Closing Payment”). If the Final Closing Payment is a negative amount, Chesapeake shall pay such amount to PXP at Final Closing as a refund.

2.4 The PXP Assignments shall provide for a Net Revenue Interest to PXP, proportionately reduced to PXP’s Working Interest in the applicable Lease, equal to the lesser of: (a) seventy five (75%); or (b) Chesapeake’s Net Revenue Interest in such Lease without the reservation of any ORRI or other burdens created by the Chesapeake Group.

Section 3. Participation Agreement

Simultaneously with the Initial Closing, PXP and Chesapeake will execute and deliver the Participation Agreement which establishes the AMI, the Parties rights and obligations with respect to the joint development of the Leases and the AMI Leases and provides for the use of the JOA in such development.

Section 4. Leasehold Due Diligence; Defects

4.1 Chesapeake shall provide to PXP, at PXP’s cost, copies of all leasehold documentation related to the Properties in the Chesapeake Group’s files, including without limitation all lease, land, title and division order files (including any available abstracts of title, title opinions and reports, and title curative documents), contracts, accounting records, correspondence, permitting, engineering, production, and well files (including any well logs) (collectively, “Properties Information”). Such Lease Information has been, and shall be, provided to PXP without warranty as to completeness or accuracy.

4.2 To the extent that Chesapeake is not expressly prohibited pursuant to any third party agreement, Chesapeake shall provide PXP, upon request and at PXP’s cost, all data and other information including, without limitation, drainage data, microseismic surveys, information regarding fracing of wells and other similar information regarding the development and operation of the Contract Area or the Leases that Chesapeake may possess. PXP RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, AND OTHER INFORMATION, MADE AVAILABLE TO IT AT ANY TIME IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS SECTION OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, AND OTHER INFORMATION. PXP EXPRESSLY AGREES THAT ANY RELIANCE UPON OR CONCLUSIONS DRAWN THEREFROM SHALL BE AT PXP’S RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW AND SHALL NOT GIVE RISE TO ANY LIABILITY OF OR AGAINST CHESAPEAKE. PXP HEREBY WAIVES AND RELEASES ANY CLAIMS ARISING UNDER THIS AGREEMENT, COMMON LAW OR ANY STATUTE ARISING OUT OF ANY MATERIALS, DOCUMENTS OR INFORMATION PROVIDED TO PXP.

4.3 The following shall constitute “Leasehold Defects” with respect to an affected Lease for purposes of this Agreement:

(a.)	The actual Net Acres for a Lease are less than the Net Acres for such Lease delivered in a PXP Assignment (excluding the effects of any Lease expirations after the Effective Date).

(b.)	A Property delivered by Chesapeake to PXP in the PXP Assignments is subject to an outstanding mortgage, deed of trust, lien, encumbrance or other adverse claim not reflected on Exhibit “E”.

(c.)	The Net Revenue Interest delivered by Chesapeake to PXP in the PXP Assignments is less than that provided for in Section 2.4.

(d.)	The Working Interest and/or Net Revenue Interest delivered by Chesapeake to PXP in the PXP Assignments are subject to reduction by virtue of the exercise by a third party of a reversionary, back-in or similar right not reflected on Exhibit “F”.

(e.)	As of the Effective Date, a material breach of a Lease or any agreement affecting a Lease has occurred and remains uncured.

(f.)	A Lease contains stratigraphic limitations which exclude or impede the right of the lessee to explore, develop or produce liquid or gaseous hydrocarbons in or from the Haynesville Shale.

(g.)	Any Consent Lease for which any necessary consent to the PXP Assignments has not been obtained by Chesapeake as of the Final Closing, except with respect to consents which are not to be unreasonably withheld by the party from whom consent is sought.

(h.)	Any Preferential Right Lease for which the time period for exercise has not expired, or for which Chesapeake has not obtained a waiver, as of the Final Closing.

(i.)	A Lease has expired as of the Effective Date of this Agreement.

4.4 Until December 31, 2010, PXP will have the right to raise Leasehold Defects by written notice to Chesapeake containing a description of each asserted Leasehold Defect and each particular Lease or Leases to which it relates and any supporting documentation to describe the basis for such asserted Leasehold Defect. Any Leasehold Defects not raised in accordance with the provisions of this Section will be deemed waived by PXP. With respect to any Leasehold Defect identified by PXP in a written notice as provided in this Section, Chesapeake shall have a period of thirty (30) days after receipt of such notice to accept, or dispute the existence of each Leasehold Defect. At the end of such thirty (30) day period, for any undisputed Leasehold Defect, Chesapeake shall have the options to:

(a.)	cure the Leasehold Defect within sixty (60) days, or

(b.)	assign to PXP Substitute Acreage within sixty (60) days, or

(c.)	within ten (10) days, remove the affected portion of such Lease(s) and refund to PXP a cash amount equal to the sum of the Net Acres attributable to such Leasehold Defect multiplied by Fifteen Thousand Dollars ($15,000).

If Chesapeake disputes the existence of any Leasehold Defect, the matter shall be referred to dispute resolution in accordance with Section 22.

4.5 Until December 31, 2010, if Chesapeake determines that the ownership of any Property entitles PXP to a greater number of Net Acres than PXP paid for via Closing Payments (a “Leasehold Addition(s)”), Chesapeake will have the right to send written notice to PXP containing a description of the asserted Leasehold Addition Net Acres, and including any supporting documentation to describe the basis for such asserted Leasehold Addition. Any Leasehold Additions not raised in accordance with the provisions of this Section will be deemed waived by Chesapeake. With respect to any Leasehold Addition identified by Chesapeake in a written notice as provided in this Section, PXP shall have a period of thirty (30) days after receipt of such notice to accept, or dispute, the Leasehold Addition. At the end of such thirty (30) days period, for any undisputed Leasehold Addition, PXP shall pay an additional cash amount to Chesapeake within ten (10) days equal to the sum of the Net Acres representing the Leasehold Addition multiplied by Fifteen Thousand Dollars ($15,000). Chesapeake shall simultaneously with such additional cash payment assign to PXP through a PXP Assignment the Net Acres representing the Leasehold Addition to the extent necessary to vest PXP with the Leasehold Addition. If PXP disputes any Leasehold Addition, the matter shall be referred to dispute resolution in accordance with Section 22.

4.6 In the event that the lands covered by a Lease included in a PXP Assignment are subject to an area of mutual interest (other than the AMI) that is not reflected on Exhibit “G”, and such area of mutual interest also covers lands located outside the Contract Area, then PXP shall have the right to re-assign the affected Lease to Chesapeake and, if PXP has paid for such affected Lease, Chesapeake shall refund to PXP a cash amount equal to the sum of the Net Acres covered by the affected Lease multiplied by Fifteen Thousand Dollars ($15,000).

Section 5. Representations and Warranties

5.1 Each Party, with respect to itself only, hereby represents and warrants to the other Party the following:

(a.)	Such Party is duly organized, validly existing and in good standing under the applicable laws of the State of its formation.

(b.)	Such Party has all requisite power and authority to (i) own, lease or operate its assets and properties and to carry on its business as now conducted, and (ii) enter into and perform its obligations under this Agreement and to carry out the transactions contemplated hereby.

(c.)	Such Party has taken (or caused to be taken) all acts and other proceedings required to be taken by such Party to authorize the execution, delivery and performance by such Party of this Agreement and the other agreements contemplated herein, including obtaining all necessary approvals from such Party’s board of directors or other governing body. This Agreement has been duly executed and delivered by such Party and constitutes the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, moratorium, reorganization or similar laws affecting the rights of creditors generally and by principles of equity, whether considered in a proceeding at law or in equity. The execution, delivery and performance of this Agreement by such Party does not and will not (i) conflict with, or result in any violation of or constitute a breach or default (with notice or lapse of time, or both) under (A) any provision of the organizational documents of such Party, or (B) any law, agreement, instrument or license applicable to such Party, except as would not have a Material Adverse Effect or (ii) require the submission of any notice, report, consent or other filing with or from any Governmental Authority or third persons, other than such consents as are Customary Post-Closing Consents.

(d.)	There are no actions, suits or proceedings pending or, to such Party’s knowledge, threatened against such Party which if decided unfavorably to such Party could have a Material Adverse Effect on the ability of such Party to execute, deliver or perform this Agreement or the other agreements contemplated herein.

(e.)	Such Party has not incurred any obligation or liability, contingent or otherwise, for any fee payable to a broker or finder with respect to the matters provided for in this Agreement or the other agreements contemplated herein which could be attributable to or charged to the other Party. Such Party shall indemnify, defend and hold harmless the other Party from any claims, damages, liabilities, costs and expenses, including reasonable attorney’s fees in the event the prior sentence should be or become untrue as to such Party.

5.2 In addition to the representations and warranties contained in Section 5.1, Chesapeake hereby represents and warrants the following to PXP:

(a.)	Chesapeake has complied in all material respects with the provisions and requirements of all orders, regulations and rules issued or promulgated by any Governmental Authority, and has filed for or obtained all governmental certificates, permits and other authorizations necessary for Chesapeake’s operation of the Leases, except to the extent that failure to comply with any of the foregoing will not have a Material Adverse Effect.

(b.)	To Chesapeake’s Knowledge, there are no suits, actions, claims, investigations or any legal, administrative or arbitration proceedings pending affecting or pertaining to the Leases

(c.)	Except for the pending matters set forth in Schedule 5.2 (c) (“Pending Litigation”), there are no suits, actions, claims, investigations or any legal, administrative or arbitration proceedings pending with which any member of the Chesapeake Group has been served and affecting or pertaining to the Leases.

(d.)	Chesapeake has complied with all orders and directives of any Governmental Authority naming, and received by, Chesapeake with respect to the Leases.

(e.)	Chesapeake has not entered into any agreement with any third party, recorded or unrecorded, which would prevent Chesapeake from delivering the PXP Assignments in accordance with Section 2 by the Final Closing.

(f.)	Chesapeake has not agreed to any provisions or terms in any agreements affecting the Leases which would place Chesapeake in a better title or commercial position than PXP in such Leases (other than the ORRI or the Parties respective proportionate interests in the Leases).

(g.)	To Chesapeake’s Knowledge, the Leases are not subject to any contracts, agreements or easements, except those set forth on Exhibits “E” or “H” or those which will be released prior to the Initial Closing.

(h.)	To Chesapeake’s Knowledge, all outstanding AFE’s applicable to Wells in which PXP will have a right to participate and their deadlines for response, are correctly reflected on Exhibit “I”.

(i.)	Chesapeake has the full power to control and direct all members of the Chesapeake Group with respect to the matters covered by this Agreement.

(j.)	To Chesapeake’s Knowledge, no member of the Chesapeake Group is subject to any area of mutual interest agreements affecting the Property or the Contract Area other than the AMI or as reflected on Exhibit “G”.

(k.)	To the extent of the Leases described on Exhibits “B-1” and “B-2”, Chesapeake has used it’s commercially reasonable best efforts to accurately reflect Lease expiration dates on Exhibits “B-1” and “B-2”.

5.3 EXCEPT AS SPECIFICALLY SET FORTH IN SECTIONS 4 AND 5 AND IN THE PXP ASSIGNMENT, CHESAPEAKE MAKES NO EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION EXPRESS OR IMPLIED INCLUDING WITHOUT LIMITATION, WARRANTIES OF FITNESS FOR ANY PURPOSE OR MERCHANTABILITY. PXP EXPRESSLY WAIVES THE WARRANTY OF FITNESS FOR INTENDED PURPOSES OR GUARANTEE AGAINST HIDDEN OR LATENT REDHIBITORY VICES UNDER LOUISIANA LAW, INCLUDING LOUISIANA CIVIL CODE ARTICLES 2520 THROUGH 2548, AND THE WARRANTY IMPOSED BY LOUISIANA CIVIL CODE ARTICLE 2475; PXP WAIVES ALL RIGHTS IN REDHIBITION PURSUANT TO LOUISIANA CIVIL CODE 2520 ET SEQ. PXP ACKNOWLEDGES THAT THIS WAIVER HAS BEEN BROUGHT TO THE ATTENTION OF PXP AND EXPLAINED IN DETAIL, AND THAT PXP HAS VOLUNTARILY AND KNOWINGLY CONSENTED TO THIS WAIVER OF WARRANTY OF FITNESS AND/OR WARRANTY AGAINST REDHIBITORY VICES AND DEFECTS WITH RESPECT TO ANY OF THE PROPERTIES.

Section 6. Term/Survival

The representations and warranties set forth in Section 5.1 will survive through the date of the Final Closing but will thereafter terminate (together with the indemnification rights with respect thereto). The representations and warranties set forth in Section 5.2 will survive after the date of the Final Closing but will thereafter terminate (together with the indemnification rights with respect thereto) on the day that is one (1) year from and after the Effective Date. The intended effect of termination of representations and warranties (and the indemnification rights with respect thereto) is to bar, from and after the date of termination, any claim or cause of action by one Party against the other based on the alleged inaccuracy of such representation or breach of such representation and warranty, or with regard to claims for indemnity with respect thereto. The provisions of Sections 7, 12, 13, 17 and 22 shall survive termination of this Agreement.

Section 7. Indemnity

7.1 Chesapeake shall indemnify and hold PXP harmless with respect to any Losses suffered by PXP arising from or relating to:

(a.)	any breach of the representations and warranties contained in Section 5.2; provided, however, that Chesapeake shall have no indemnity obligation to PXP pursuant to this Section 7.1 (a) until such time as, and then only to the extent that, aggregate Losses for which indemnification is required exceeds $15,000,000, or

(b.)	any breach of the representations and warranties contained in Section 5.1, or breach of any obligations of Chesapeake under this Agreement, or

(c.)	the Pending Litigation or Chesapeake’s ownership, operation or use of the Excluded Wells, or

(d.)	Chesapeake’s ownership, operation or use of the Leases prior to the Effective Date.

7.2 PXP shall indemnify and hold Chesapeake and its affiliates harmless with respect to any Losses suffered by Chesapeake arising from or relating to:

3(a) any breach of the representations and warranties contained in Section 5.1 or breach of any obligations of PXP under this Agreement, or

(b) any failure or delay by PXP to pay as and when due any amount owing under this Agreement including, without limitation, the Initial Closing Payment, the Interim Closing Payments, the Final Closing Payment, and any Promoted Well Costs (as defined in the Participation Agreement).

Section 8. Assignability; Binding Nature

Except as specifically provided in Section 21, without the prior written consent of the other Party, neither Party may assign or transfer, by assignment, sale, farmout or otherwise (collectively, “Transfer”) in whole or in part any of its rights or obligations under this Agreement, or any of its rights or interests in the Properties or other rights or interests earned or acquired hereunder. If a Party fails to deliver a written response to a Party’s written request for consent to assignment hereunder on or before twenty (20) days after receipt of such request, such Party shall be deemed conclusively to have consented to such proposed assignment hereunder. Any assignment hereunder shall be subject to all of the terms and conditions of this Agreement, and the assignee shall agree to assume, bear and perform the assignor’s duties and obligations hereunder. The foregoing notwithstanding, either Party shall be entitled to Transfer an interest in the Leases to an Affiliate without the consent of the other Party, but the transferring Party shall remain liable for the performance of its obligations hereunder notwithstanding such transfer in the event of a default by such Affiliate hereunder. This Agreement shall be binding upon and shall inure to the benefit of successors of the Parties.

Section 9. Notices

All notices and communications required or permitted under this Agreement shall be in writing addressed as indicated below, and any communication or delivery hereunder shall be deemed to have been duly delivered upon the earliest of: (a) actual receipt by the Party to be notified; (b) three (3) days after deposit with the US Postal Service, certified mail, postage prepaid, return receipt requested; (c) if by facsimile transmission, upon confirmation by the recipient of receipt; or (d) by Federal Express overnight delivery (or other reputable overnight delivery service), two days after deposited with such service. Addresses for all such notices and communication shall be as follows:

To Chesapeake:	Chesapeake Louisiana, L.P. 6100 North Western Post Office Box 18496 Oklahoma City, OK 73154-0496 Attention: Douglas J. Jacobson Phone: (405) 879-9233 Fax: (405 879-9546 Email: doug.jacobson@chk.com

With a copy to:

Commercial Law Group, P.C. 700 Oklahoma Tower 210 Park Avenue Oklahoma City, Oklahoma 73102 Attn: Mr. Ray Lees Phone: (405) 606-3013 Fax: (405) 232-5553 Email: rlees@clgroup.org

To PXP:	Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, TX 77002 Attention: Marc A. Hensel, Vice President, Acquisitions and Divestments Phone: 713.579.6033 Fax: 713.579.6200
Email: mhensel@pxp.com

With a copy to:

General Counsel Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, TX 77002 Phone: 713.579.6123 Fax: 713.579.6200 Email: jwombwell@pxp.com

Either Party may, upon written notice to the other Party, change the address and person to whom such communications are to be directed.

Section 10. Relationship of the Parties

This Agreement is not intended to create, and shall not be construed to create, an association for profit, a trust, a joint venture, a mining partnership or other relationship of partnership, or entity of any kind between the Parties. For every purpose, the Parties understand and agree that the liabilities of the Parties shall be several, not joint or collective, and that each Party shall be solely responsible for its own obligations.

Section 11. Entire Agreement

This Agreement, the Participation Agreement, the PXP Assignments, the JOAs, and the Exhibits hereto and thereto, contain the entire agreement of the Parties with respect to the subject matter hereof and supersede all previous agreements or communications between the Parties, verbal or written, with respect to the subject matter hereof.

Section 12. Governing Law

This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Louisiana, without reference to its conflicts of laws provisions.

Section 13. Amendments; Waiver

No amendments or other modifications or changes to this Agreement shall be effective or binding on either Party unless the same shall be in a writing executed by both Parties. No waiver by either Party of any one or more defaults by the other in the performance of this Agreement shall operate or be construed as a waiver of any future default or defaults, whether of a like or different nature.

Section 14. Public Announcements, Confidentiality and Recordation of Documents

14.1 Any Party desiring to make any public announcement or statement with respect to this Agreement or the transactions contemplated hereby shall first give the other Parties forty eight (48) hours advance notice of the proposed contents of such announcement or statement. The receiving Parties shall have twenty four (24) hours within which to object to the contents of such announcement or statement. In the event of an objection, the Parties agree to negotiate in good faith toward resolution of the objection.

14.2 With respect to all confidential information and data provided pursuant to this Agreement, the Parties will be bound by the confidentiality provisions of the Participation Agreement; provided, however, that the Parties will continue to be bound by the provisions of the Confidentiality Agreement dated May 22, 2008 (the “CA”): until the Initial Closing with respect to the Contract Area, and (b) thereafter with respect to areas outside the Contract Area as provided in the CA, as amended as of the date of the Initial Closing. All obligations of confidentiality between the Parties with respect to a specific Well shall be governed by the terms of the Participation Agreement and the applicable JOAs.

14.3 The Parties agree to cooperate in good faith and execute such documents and to take such action as may be required to have the PXP Assignments and any other documents which are necessary or helpful to establish for purposes of public notice of PXP’s rights in the Leases filed of public record in the conveyance records of those parishes and counties within the Contract Area.

Section 15. Severability

If a court of competent jurisdiction determines that any clause or provision of this Agreement is void, illegal or unenforceable, the other clauses and provisions hereof shall remain in full force and effect, and the clauses or provisions that are determined to be void, illegal or unenforceable shall be limited so that that they remain in effect to the extent permitted by law.

Section 16. Mutuality

The Parties acknowledge and declare that this Agreement is the result of extensive negotiations between them. Accordingly, if there is any ambiguity in this Agreement, there shall be no presumption that this instrument was prepared solely by either Party.

Section 17. Waiver of Consequential Damages.

FOR THE AVOIDANCE OF DOUBT, EACH PARTY HEREBY EXPRESSLY DISCLAIMS, WAIVES AND RELEASES THE OTHER PARTY FROM ITS OWN SPECIAL, EXEMPLARY, PUNITIVE, CONSEQUENTIAL, INCIDENTAL, AND INDIRECT DAMAGES (INCLUDING LOSS OF, DAMAGE

TO OR DELAY IN PROFIT, REVENUE OR PRODUCTION) RELATING TO, ASSOCIATED WITH, OR ARISING OUT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. NO LAW, THEORY, OR PUBLIC POLICY SHALL BE GIVEN EFFECT WHICH WOULD UNDERMINE, DIMINISH, OR REDUCE THE EFFECTIVENESS OF THE FOREGOING WAIVER, IT BEING THE EXPRESS INTENT, UNDERSTANDING, AND AGREEMENT OF THE PARTIES THAT SUCH DAMAGE WAIVER IS TO BE GIVEN THE FULLEST EFFECT, NOTWITHSTANDING THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), GROSS NEGLIGENCE, WILLFUL MISCONDUCT, STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY PARTY.

Section 18. Further Assurances

The Parties shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such instruments and take such other action as may be necessary or advisable to carry out their obligations under this Agreement and under any document or other instrument delivered pursuant hereto.

Section 19. Counterpart Execution

This Agreement may be executed by signing an original or a counterpart thereof. If this Agreement is executed in counterparts, all counterparts taken together shall have the same effect as if all the Parties had signed the same instrument.

Section 20. No Third Party Beneficiaries

Unless otherwise expressly provided for herein, this Agreement does not benefit or create rights in any person not a Party to this Agreement.

Section 21. 1031 Exchange

Either Party shall have the right to elect to effect a tax-deferred exchange including a reverse tax-deferred exchange under Internal Revenue Code Section 1031 (a “Tax Deferred Exchange”) for all or part of the Properties, in the case of PXP, or all or part of the Initial Closing Payment and/or the Final Closing Payment, in the case of Chesapeake, at any time prior to the date three (3) days before each respective closing date. If a Party elects to effect a Tax-Deferred Exchange (“Tax Exchange Electing Party”), the other Party agrees to execute escrow instructions, documents, agreements or instruments to effect the exchange; provided, however, that the other Party shall incur no additional costs, expenses, fees or liabilities as a result of or connected with the exchange. Each Party may assign any of its rights and delegate performance of any of its duties under this Agreement in whole or in part to a third party in order to effect such an exchange; provided, however, that each Tax Exchange Electing Party shall remain responsible to the other Party for the full and prompt performance of their respective delegated duties. The Tax Exchange Electing Party shall indemnify and hold the other Party harmless from and against all claims, expenses (including reasonable attorneys’ fees), loss and liability resulting from its participation in any exchange undertaken pursuant to this Section 21 pursuant to the request of the Tax Exchange Electing Party.

Section 22. Dispute Resolution

Any dispute arising out of or relating to this Agreement shall be resolved in accordance with the Dispute Resolution and Arbitration procedures specified in the Participation Agreement (whether or not the Participation Agreement has been executed) which shall be the sole and exclusive procedures for the resolution of any such disputes.

[Signature page follows]

Signature Page to Purchase and Sale Agreement

In Witness Whereof, this Agreement is executed and effective as of the date first above written.

CHESAPEAKE LOUISIANA, L.P., an Oklahoma limited partnership		Plains Exploration & Production Company, a Delaware corporation

By:	Chesapeake Operating, Inc., General Partner

By:	/s/ Douglas J. Jacobson	By:	/s/ Winston M. Talbert
	Douglas J. Jacobson		Winston M. Talbert
	Executive Vice President		Executive Vice President and Chief Financial Officer

PXP Louisiana L.L.C., a Delaware limited partnership

		By:	/s/ Winston M. Talbert
Winston M. Talbert, Vice President and Treasurer

PXP Louisiana Operations LLC, a Delaware limited partnership

		By:	/s/ Winston M. Talbert
Winston M. Talbert, Vice President and Treasurer

PARENT GUARANTY

CHESAPEAKE ENERGY CORPORATION

The undersigned Chesapeake Energy Corporation, an Oklahoma corporation, parent company of Chesapeake Louisiana, L.P. hereby unconditionally guarantees the full, complete and timely performance by Chesapeake Louisiana, L.P. of all of its obligations under the foregoing Purchase and Sale Agreement.

Chesapeake Energy Corporation, an Oklahoma corporation

By	/s/ Douglas J. Jacobson
Douglas J. Jacobson, Executive Vice President